January 28, 2014

Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	JMP Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 8, 2013 Form 10-Q for the Quarterly Period Ended September 30, 2013 Filed October 31, 2013 File No. 001-33448

Dear Ms. Hayes:

This letter sets forth the responses of JMP Group, Inc. (the “Company” or “JMP”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 31, 2013 (the “Staff Letter”). For ease of reference, we have set forth each comment in the Staff Letter followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Asset Management Fees, page 31

1.

We note your disclosure that your asset management fees are based on the quarter-beginning capital balance for hedge funds and funds of funds, aggregate capital commitments during the commitment period and on invested capital following the commitment period for private equity funds, and aggregate capital balances for CLOs. In an effort to provide more transparent disclosures regarding trends in investment management fees, please revise your future filings to include the following:

•

Rollforward of your Assets Under Management (AUM) for each period presented by fund type to separately present gross inflows and outflows, distributions for a realization event, and market appreciation/depreciation.

•	Discussion of the underlying reasons for changes in AUM on a gross basis.

•	For assets where management fees are based on the average AUM, disclose the average AUM by asset type for each period presented.

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 2 of 13

Response:

In future filings, we will provide for hedge funds, fund of funds and private equity funds in roll forward format disclosure of gross inflows and outflows, distributions for a realization event, and market appreciation/depreciation, along with commentary for the reasons for changes in AUM on a gross basis. We do not earn management fees on assets calculated on an average AUM basis.

2.	Please revise your future filings to discuss the redemption terms of your funds. In this regard disclose the following:

•	Whether redemption notices/return of capital requests must be received in the period prior to payment and, if yes, the length of this period.

•	Amount of redemption notices/return of capital requests received and outstanding through the end of the reporting period presented.

Response:

In future filings, we will disclose that the redemption provisions of our funds require 90-day’s advance notice, except for one fund that requires 12-months advance notice. Because the redemption notices are revocable at any time during the notice period, we do not believe that presenting the amount of redemption notices received and outstanding that are consistent with past performance will provide meaningful information about trends in asset management fees. If our redemption notices materially deviate over a period of time, then we will assess whether disclosure of such a change constitutes a known trend that is reasonably likely to have a material impact on our liquidity, capital resources or results of operations.

In addition, we respectfully submit that the requested redemption disclosure would cause undue competitive harm. First, our funds compete with funds that are not required to publicly disclose redemption notices. These competitors may use the information to impede our future fundraising efforts. In addition, disclosure of redemption notices may accelerate other redemptions, even though some of the redemptions may later be revoked.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 61

Equity Price and Liquidity Risk, page 62

3.

We note your disclosure of the effect a hypothetical 10% decline in prices in your marketable equity securities and investments funds would have on your results of operations. Please tell us and expand your future filings to clarify why you did not disclose the effect a 10% decrease in the fair value of your investment in the equity securities in HGC, HGC II and JMP Capital would have on your results of operations.

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 3 of 13

Response:

We did not disclose the effect of a 10% decrease in the fair value of our investment in the equity securities in HGC, HGC II and JMP Capital because market volatility affecting these securities is immaterial to the Company’s results of operations due to the impact of the noncontrolling interest holders.  As of December 31, 2012, our interest in HGC and HGC II was 4.53% and 3.50%, respectively.  In future filings, we will clarify why we do not disclose the effects of the above.

4.

Please revise your future filings to disclose the impact the changes in interest rates may have on your future earnings as it relates to your loans collateralizing asset-backed securities and asset-backed securities issued. Refer to Regulation S-K Item 305(a).

Response:

The Company currently discloses the potential impact of changes in interest rates on future earnings, as they relate to loans collateralizing asset-backed securities and asset-backed securities issued, in Item 3. Quantitative and Qualitative disclosures in its Form 10-Qs. As of September 30, 2013, approximately 80.7% of our combined CLO portfolios had LIBOR floors with a weighted average floor of 1.08%. Asset-backed securities issued had no such floors and therefore the interest expense on such securities would increase immediately in response to an increase in LIBOR rates. As a result, increases in the LIBOR rate will compress the net interest income margin, until the LIBOR floor is exceeded.

The Company will include disclosures explaining the impact of changes in interest rates with respect to our loans collateralizing asset-backed securities in future filings.

Notes to Consolidated Financial Statements, page 72

Note 2 - Summary of Significant Accounting Policies, page 72

Basis of Presentation, page 72

5.

We note your disclosure that for asset management funds managed by HCS you evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25. Please revise your future filings to disclose, if correct, that first you determine whether these funds are VIEs in accordance with ASC 810-10-15-14 and you perform the quantitative assessment to determine whether you are the primary beneficiary. For those funds that you determined do not meet the definition of a VIE, disclose that these funds are considered voting interest entities for which you evaluate the rights of the limited partners to determine whether to consolidate the fund.

Response:

In future Form 10-K filings, the Company will expand its disclosure to include a more detailed explanation of the consolidation assessment performed on asset management funds managed by HCS. The disclosure will clarify that the Company assesses whether the partnerships meet the definition of a VIE in accordance with ASC 810-10-15-14, and whether the Company qualifies as the primary beneficiary. Funds determined not to meet the definition of a VIE are considered voting interest entities for which the rights of the limited partners are evaluated to determine if consolidation is necessary.

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 4 of 13

Fair Value of Financial Instruments, page 77

6.	We note your disclosure that certain of your financial instruments are valued based on broker or dealer price quotations. Please enhance your disclosure in future filings to address the following:

•	The average number of broker quotes received;

•	The process you undertake to validate the broker quotes received;

•	Whether the broker(s) provide you sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and

•	The frequency with which you adjust the pricing of any particular security you receive from the broker(s).

Response:

As of December 31, 2012, broker or dealer quotations or third-party pricing services were used to value two of the 14 small business loans held at HCC and one loan held at JMP Credit at lower of cost or market. Broker or dealer quotations or pricing services were not used to value marketable securities or other investments, as those instruments were valued using quoted market prices or other valuation techniques.

Due to the deconsolidation of HCC in 2013 and the sale of the loan held at lower of cost or market, the Company no longer relies on broker or dealer price quotations or third-party pricing services to record financial instruments held as of December 31, 2013. Broker or dealer quotations and third-party pricing services continue to be used to value the Company’s loans and asset backed securities for disclosure purposes. As such, we will enhance the discussion of such quotations and pricing services in our future filings to meet the disclosure requirements of ASC 825 and, to the extent applicable, ASC 820.

7.

Please revise your future filings to provide a discussion of the valuation processes utilized by management in valuing your Level III measurements (for example, how an entity decides its policies and procedures and analyzes changes in measurements from period to period) as required by ASC 820-10-50-2(f) and 820-10-55-105.

Response:

The Company’s Level III assets consist primarily of private equity securities held by HGC, HGC II and JMP Capital. For investments acquired close to the valuation date, the Company uses the most recent purchase price to reflect the fair value of the investment. For all other investments, the Company determines fair value using a blended approach considering comparable public company metrics and comparable M&A transactions, discounted for private company market illiquidity. The Company applies the same valuation methodology to all HGC, HGC II, and JMP Capital private equity investments.

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 5 of 13

The valuations are reviewed and approved by the HGC Valuation Committee, which meets quarterly to discuss investment valuations and any significant or unusual events that have an impact on the valuation results. Fluctuations are generally driven by changes in peer public company performance, recent M&A activity, or revised financial information of the investee. The assumptions used in the valuation calculations (discounts, allocations, estimates, etc.) are assessed, with consideration to market and regulatory conditions, as well as company specific conditions, for events or circumstances that would indicate changes in the value. Peer companies are reviewed to determine whether the group selected remains appropriate, based on the market, customer, size, and growth rate.

For future filings, we will provide a more detailed discussion of the valuation processes.

Allowance for Loan Losses, page 80

8.	Please revise your future filings to disclose your consideration of historic losses and existing economic conditions in your estimate of the allowance for loan losses as required by ASC 310-10-50-11B.

Response:

The Company maintains an allowance for loan losses to estimate losses incurred in the loan portfolio. In estimating the allowance, the Company considers its historical credit losses and the current economic conditions affecting the loan market. The allowance is based on our assessments of the probable estimated incurred losses inherent in the portfolio. The Company’s first step in estimating its incurred losses considers the Moody ratings assigned to each of its loans and the Moody probability of default for each loan, given its rating.  The Company’s internal credit rating on each of the loans also factors into the estimate.  Additionally, the Company considers its historical loss experience, under which we review loan performance over the past several years to assess the reasonableness of the allowance for loan losses.  The allowance may be further adjusted based on historical experience, or other significant factors that, in management’s judgment, affect the collectability of the loans in the portfolio.  Other significant factors can include market default rates, overall macroeconomic trends, the amount of liquidity in the market and the condition of the CLO market, among other things.

In future filings, we will add clarifying language to the existing disclosure to meet the requirements of ASC 310-10-50-11B as follows:

Expected loss severity rate for each class of loans: The Company’s loans are classified as either ABL, ABL – stretch, Cash Flow or Enterprise Value. The loss severity given a default is expected to be lowest on a conforming ABL loan, because the value of the collateral is typically sufficient to satisfy most of the amount owed. For ABL – stretch loans, the loss severity given a default is expected to be higher than for a conforming ABL loan because of less collateral coverage. For Cash Flow loans, the loss severity given a default is expected to be higher than ABL - stretch loans, since generally less collateral coverage is provided for this class of loans. For Enterprise Value loans, the loss severity given a default is expected to be the highest, assuming that if the obligor defaults there has probably been a significant loss of enterprise value in the business.  Loss severity estimates take into consideration current economic conditions such as overall macroeconomic trends, the amount of liquidity in the market and the condition of the CLO market.

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 6 of 13

Moody’s rating and related probability of default: Moody uses factors such as, but not limited to, the borrower’s leverage, use of proceeds, cash flows, growth rate, industry condition, concentration of risks, EBITDA margins and others factors. The lower the rating a loan carries, the higher the risk. Moody’s publishes a probability of default for each rating class based on historical loss experience with loans of similar credit quality, and taking into consideration current economic conditions such as industry default rates, the amount of liquidity in the market and other macroeconomic trends. The higher the loan is rated, the less probability there is of a default. The Company updates the Moody’s rating assigned to a loan whenever Moody’s changes its rating for the loan.

Asset-Backed Securities Issued, page 81

9.

We note your disclosure that the liquidity discount you recorded at the acquisition date of Cratos CLO is amortized into interest expense over the expected remaining lives of the ABS using the interest method. Please tell us what accounting literature you relied on to determine the appropriate amortization period for the liquidity discount.

Response:

In determining the appropriate amortization period for the liquidity discount on the ABS, we analogized to the guidance within ASC 470-10-35-2. The guidance states that the amortization period should be over the debt instrument’s estimated life. We believe that non-revolving callable debt (the ABS) shares the same characteristics and there is an industry acceptable view that the ABS is economically no different than debt with an issuer-exercisable call prior to maturity, such as increasing rate debt, which is referenced in ASC 470-10-35-2.

The estimated life was based on the Company’s best estimate considering its plans, ability and intent to service the debt, as well as economic factors affecting the desirability of calling the debt. At the issuance date of the instrument, the Company made a policy election not to update the estimated life of the asset on a prospective basis.

This conclusion established at the issuance date, was therefore fixed for the instrument. We will revise our future filings to clarify the policy election we made for this debt instrument.

Note 4 – Fair Value Measurements, page 83

10.

We note from your tabular disclosure of Level III fair value measurements on page 85 that the fair value of small business loans and equity securities in HCG and JMP Capital is based on various valuation techniques. Please revise your future filings to quantify the amount of investments valued using each of the disclosed methods.

Response:

As of December 31, 2012, the fair value of every Level III HCC small business loan was calculated using the bond yield method. The Company evaluated market comparables and used the results of the income approach as supplemental information to further support the estimated fair value. The Company deconsolidated HCC in 2013. We will revise future filings to clarify that the 2012 comparable period used the bond yield approach.

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 7 of 13

The fair value of each HGC investment is calculated using a weighted allocation between the fair values assessed by the public comparables and M&A comparable valuation techniques. In future filings, the Company will provide a footnote to the table, to clarify the blended nature of the fair value calculation using the multiple valuation techniques of HGC, HGC II and JMP Capital.

11.

We note that certain of your equity securities in HCG, HGC II and JMP Capital and forward purchase contracts are valued based on market comparable companies discounted for lack of marketability. Please revise your future filings to explain how such discounts for lack of marketability are determined.

Response:

In future filings, we will disclose that the discount applied for lack of marketability to the fair value of each investment is determined based on several factors, including the investee’s revenue and its estimated proximity to an initial public offering.

12.

We note your disclosure that your investments in funds of funds managed by HCS and private equity fund are valued using the Net Asset Value of the underlying fund. However, it is not clear to us where you have provided all of the required disclosures of ASC 820-10-50-6A. Please advise or revise your future filings as necessary.

Response:

The applicable disclosures of ASC 820-10-50-6A are addressed at the following locations:

The fair values of investments in funds of funds managed by HCS and private equity fund are disclosed in the Fair Value Measurement tables in the Form 10-K and Form 10-Q filings. The amount of the reporting entity’s unfunded commitments related to investments in the class is disclosed in the Form 10-K on page 85:

“As of December 31, 2012, the Company had unfunded investment commitments of $0.1 million related to private investment funds managed by third parties.”

A general description of the terms and conditions upon which the investor may redeem investments in the class is disclosed in the Form 10-K on page 85:

“The investments in private investment funds managed by third parties are generally not redeemable at the option of the Company.”

A description of the significant investment strategies of the investees in the class is currently disclosed in the Form 10-Q in Note 4, page 13. The Company will include this disclosure in future Form 10-Ks.

“The Company holds a limited partner investment in a private equity fund. This fund aims to achieve medium to long term capital appreciation by investing in a diversified portfolio of technology companies that leverage the growth of Greater China. The Company also holds an investment in a real estate fund, which aims to generate revenue stream from investments in real estate joint ventures.”

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 8 of 13

The remaining items in ASC 820-10-50-6A are not applicable to the Company’s investments valued using the Net Asset Value of the underlying fund.

Note 5 – Loans Collateralizing Asset-backed Securities Issued and Loans Held for-Sale, page 87

13.	Please revise your loan activity table to separately identify the amount of loans funded in comparison to those that have been purchased during the periods presented.

Response:

All of the loans within this footnote are purchased rather than funded. We will amend the description in this table to remove the reference to “funded” in future filings.

Note 10 – Stock-Based Compensation, page 93

Restricted Stock Units, page 94

14.	We note your disclosures related to Restricted Stock Units (RSU) issued during the periods presented. Please revise your future filings to disclose the following:

•	Significant assumptions used to determine the fair value of RSUs. Refer to ASC 718-10-50-2(f).

•

For assumptions used to determine the liquidity discount for post-vesting restrictions disclose whether you use a qualitative assessment, a quantitative model or some blend of both. Tell us the estimated period of time you used to determine this discount. Additionally, disclose what factors impacted the change in discount from 10% in 2010 to 15% in 2011.

Response:

As disclosed in Note 2, we determine the fair value of RSUs based on the closing price of our common stock on the grant date, discounted for future dividends expected to be forgone during the vesting period and/or for post-vesting restrictions, if any.  Although one of the significant assumptions (discounts for post-vesting restrictions) was disclosed, the dividend rates assumed and the risk-free rates used to discount such dividends were not disclosed because the majority of the RSUs issued during the periods presented did not have those assumptions incorporated in the valuation.  We will revise our future filings to disclose those assumptions to ensure that all of the significant assumptions used are disclosed.

We used a quantitative model to determine the liquidity discount for post-vesting restrictions.  The reason for the change in the liquidity discount is that the 2010 RSU grants had a one-year post-vesting restriction period where the 2011 grants had a two-year post-vesting restriction period.  We will revise our future filings to disclose more information about the assumptions used in determining the liquidity discount for post-vesting restrictions.

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 9 of 13

Part III, page 105

Item 10. Directors, Executive Officers and Corporate Governance, page 105

15.	Please expand the discussion to describe the processes for managing your material risks. The discussion should address:

•	who has responsibility for defining and managing your various risks;

•	how information relating to these risks is reported to the board, its various committees and the parties responsible for managing the material risks; and

•	key tools used to monitor material risks.

Response:

In response to the Staff’s comment, we will revise the disclosure on in our next proxy statement as follows:

“The Role of the Board of Directors in the Oversight of Risk

The Company’s management is responsible for defining the various risks facing the Company, formulating risk management policies and procedures, and managing the Company’s risk exposures on a day-to-day basis. Management fulfills this responsibility in a number ways, such as through regular meetings of an Operating Committee consisting of the heads of our business units and other senior personnel, including our chief financial officer, chief legal officer, head of information technology, and our compliance officers. The members of the Operating Committee frequently monitor or review reports on relevant metrics to assess the Company’s risks relating to operations, financial reporting, market exposure, credit, liquidity, and legal and regulatory matters. The Board’s responsibility is to oversee ~~monitor~~ the Company’s risk management processes by staying informed as to the Company’s material risks and evaluating whether management has reasonable controls in place to address these material risks~~; the Board is not responsible, however, for defining or managing the Company’s various risks~~. The Board receives regular updates on risks identified by the Operating Committee.

The Audit Committee of the Board of Directors is primarily responsible for monitoring management’s responsibility in the area of risk oversight relating to financial controls, and risk management is a factor the Board and the Nominating and Governance Committee consider when determining which directors should serve on the Audit Committee. The Audit Committee and the full Board focus on the material risks facing the Company, including operational, market, credit, liquidity, legal and regulatory risks, to assess whether management has reasonable controls in place to address those risks. In addition, the Compensation Committee is charged with reviewing and discussing with management whether the Company’s compensation arrangements are consistent with effective controls and sound risk management. The Board believes this division of responsibilities provides an effective and efficient approach for addressing risk management.”

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 10 of 13

Item 11. Executive Compensation, page 105

16.

We note that individual compensation levels are determined on a discretionary basis. Please expand your disclosure to describe the factors the Compensation Committee considered awarding the revenue productivity, the subsidiary management bonus and the cash bonus. Expand the discussion of the company based goals and individual performance goals to explain which bonuses these goals were designed to affect. Additionally, discuss the level of achievement of these goals and how these achievements impacted the bonuses awarded.

Response:

In response to the Staff’s comment, the discussion in our next proxy statement will include an expanded discussion to describe the most material factors the Compensation Committee considered in awarding bonuses in each category (revenue productivity, subsidiary management, and overall company performance). We will clarify which category each performance goal relates to in the table on page 14 of last year’s proxy statement. We will also discuss the level of achievement of the identified goals (where applicable).

In each category, the Compensation Committee establishes a maximum target amount (e.g., bonus pool) available based upon the goals set forth in the tables on page 14 of last year’s proxy statement. Then, the actual bonus for each category is determined using negative discretion based upon a number of qualitative and quantitative factors considered by the board.

With regard to revenue productivity, we will include a general description of the process undertaken to attribute revenue production to a particular named executive officer (where applicable). Typically, revenue production can be attributed to a named executive officer if he had a significant role related to a particular business opportunity or source of revenue. The maximum target award is determined as a percentage of the revenues attributed to the named executive officer, and such percentages are disclosed in the table of Individual Performance Goals on page 14 of last year’s proxy statement. We will clarify which performance goals in the table relate to the revenue productivity bonus. Once the maximum target awards are determined, the Compensation Committee applies negative discretion to approve the actual bonus paid. The Compensation Committee also considers qualitative and quantitative factors in determining the actual bonus amount for revenue productivity.

With regard to the subsidiary management bonus, the maximum target award is determined based upon the achievement of the goals related to subsidiary performance set forth in the table on page 14. We will clarify which performance goals in the table relate to the subsidiary management bonus. Once the maximum target awards are determined, the Compensation Committee applies negative discretion to approve the actual bonus paid. The Compensation Committee also considers qualitative and quantitative factors in determining the actual bonus amount for subsidiary management.

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 11 of 13

With regard to the bonus related to the overall Company performance, the maximum target award is determined based upon the achievement of the goal set forth in the first row in the table on page 14. Once the maximum target award pool is determined, the Compensation Committee applies negative discretion to approve the actual bonus paid. The Compensation Committee also considers qualitative and quantitative factors in determining the actual bonus amount for the overall company performance.

Form 10-Q for the Quarter Ended September 30, 2013

Notes to Consolidated Financial Statements, page 10

Note 2 – Summary of Significant Accounting Policies, page 10

Recent Business Transactions, page 10

17.

We note your disclosure related to the consolidation analysis you performed at the time of the HCC initial public offering and your decision to deconsolidate HCC effective May 2, 2013. We also note your disclosure that HCAP Advisors manages HCC’s day-to-day operations and provides them with investment advisory services. In light of this ongoing relationship, please provide us with your analysis and revise your future filings, as necessary, to clarify why you no longer consolidate HCC.

Response:

The acquisition of the predecessor entity HCC LLC by HCC and the subsequent IPO of HCC was determined to be a reconsideration event under ASC 810-10-35-4d, which indicates that an entity’s VIE status should be reassessed when “the legal entity receives an additional equity investment that is at risk.” The Company performed the following analysis to determine the appropriate consolidation treatment.

An entity is considered a VIE and, therefore, would be subject to consolidation provisions of Subtopic 810-10-15 if, by design, any of the conditions of paragraph 810-10-15-14 exist. The Company noted that, after the IPO, HCC’s equity was sufficient, the holders of the equity had the characteristics of a controlling financial interest, and the investors had proportionate voting rights. Therefore, the Company determined HCC would not be considered a VIE.

To address ASC 810-10-15-8, the Company noted that the usual condition for a controlling interest is ownership of a majority voting interest. The power to control may also exist with a lesser percentage of ownership.

Due to the additional shares issued through HCC’s initial public offering, the Company’s consolidated direct ownership interest in HCC was reduced from 31.1% to 13.5% (inclusive of the HCC shares underlying warrants held by the Company). The Company, therefore, did not have a majority voting interest. The Company then assessed whether it had the power to control HCC, despite the lack of majority voting interest.

The Company considered the presence of two JMP affiliated directors on the HCC’s board of directors, and the Company’s consolidated subsidiary, HCAP Advisors, acting as HCC’s investment advisor. At the time of the initial public offering, the governance structure of HCC was reorganized, which diluted the Company’s influence. HCC implemented strong corporate governance practices, which mitigated the level of influence the Company could impose on HCC. HCC’s board consists of a majority of independent directors, and for votes on matters related to JMP, such as the approval of the investment advisory agreement or the administration agreement, interested directors are excluded because they are “interested parties.” In addition, because HCC is a business development company under the Investment Company Act of 1940, there are a number of prohibited related party transactions that limit JMP’s ability to exert control over HCC.

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 12 of 13

Given the Company’s common minority stock ownership in HCC and the corporate governance practices and regulatory restrictions in place at HCC, the level of influence the Company can impose on HCC is substantially limited. Therefore, we concluded that the Company does not have power to control HCC. Accordingly, consolidation is not appropriate in this case.

Based on the analyses provided above, we de-consolidated HCC effective as of the offering date, and elected the fair value option to account for our investments in HCC.

Note 5 - Loans Collateralizing Asset-backed Securities Issued and Loans Held for Sale, page 18

Allowance for Loan Losses, page 20

18.

We note your disclosure that loans recorded upon the acquisition of Cratos are recorded at fair value. We also note your disclosure that $0.4 million and $1.5 million of the reserve recorded in the three and nine months ended September 30, 2013, respectively, related to the loans associated with CLO II, acquired in April 2013. Since ASC 805 requires any credit impairment and cash-flow uncertainty to be considered in the fair value measurement at acquisition, it is unclear to us why such a substantial additional provision was subsequently recorded in the same interim period so soon after the acquisition of the loan portfolio at fair value. Please tell us and revise your future filings to discuss the applicable accounting guidance you relied on to record an allowance through provision expense for this acquired loan portfolio.

Response:

As discussed with the Staff on January 24, 2014, the Company is in the process of preparing its response to the Staff’s comment. We will include our response under cover of another letter.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 42

Revenues, page 47

Investment Banking, page 47

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

January 22, 2014

Page of 13 of 13

19.

We note your disclosure related to your investment banking revenues for the three months ended September 30, 2013 as compared to three months ended September 30, 2012. It is unclear how your trends in transactions correlate to the changes in revenue period over period. For example, you disclose that you executed five debt and convertible transactions in the third quarter of 2013 in comparison to three during the same period during 2012 while your debt and convertible transaction revenues increased 1,094%. Similarly, you disclose that you executed four strategic advisory transactions in the third quarter of 2013 compared to three the previous year while your strategic advisory revenues increased 100.5%. To the extent such trends occur again in the future, please include a discussion to explain why the trends in the number of transactions do not correlate to the trends in the related revenues, and provide an analysis of the factors that are driving the significant changes in the respective line items.

Response:

Factors such as changes in the size of the transactions and changes in our share of the “economics” as underwriter on each transaction can alter the trend of number of transactions and related revenues. We will expand our discussion to explain the significant drivers in future filings.

* * * * *

In connection with the aforementioned responses, JMP Group Inc. acknowledges that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this filing, please contact me at (415) 835-3979.

Very truly yours,

/s/ Raymond S. Jackson
Raymond S. Jackson Chief Financial Officer

cc:	Scott Solomon, Esq., JMP Group Inc. Andrew D. Thorpe, Esq., Orrick, Herrington & Sutcliffe LLP

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910